                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2      )*
                                          ---------

                         Sunbelt Nursery Group, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  866925 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

              Rodney P. Burwell, 7901 Xerxes Ave. So., Suite 201
                     Minneapolis, MN  55431 - 612-887-1816
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              January 7, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  8  Pages
                                        ---


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CUSIP No.  866925 10 0               13D                 Page  2  of  8  Pages
          --------------                                      ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Healthy American Products, Inc.
     41-1704472
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Minnesota
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                      1,626,033
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      1,626,033
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,626,033
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     17.87%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  866925 10 0               13D                 Page  3  of  8  Pages
          --------------                                      ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Rodney P. Burwell

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     188,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     1,626,033
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     188,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     1,626,033
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,814,433
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     19.94%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  866925 10 0               13D                 Page  4  of  8  Pages
          --------------                                      ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Todd D. Peterson

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               AMENDMENT NO. 2
                               TO SCHEDULE 13D


The Reporting Persons, consisting of Healthy American Products, Inc. (Reporting Person 1), Rodney P. Burwell (Reporting Person 2) and Todd D. Peterson (Reporting Person 3), hereby amend their Schedule 13D relating to the Common Stock, par value $.01 per share, of Sunbelt Nursery Group, Inc., a Delaware corporation (Issuer) as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

C. Reporting Person 3, Todd D. Peterson, is no longer a shareholder, officer or director of Healthy American Products, Inc. He sold all of his stock in this corporation and resigned as an officer and director on December 31, 1997. He therefore ceases to be a Reporting Person on the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities of the Issuer acquired by Reporting Person 1 as reported in
     Item 5 (c) were acquired with working capital in the total aggregate amount of $700,000.

ITEM 4.  PURPOSE OF TRANSACTION.

     Reporting Person 1 acquired the securities reported in Item 5 (c) and holds the Issuer's common stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the information provided by the Issuer in its Amendment to the Annual Report on Form 10K/A-1 dated as of September 30, 1997, there were 8,500,000 shares of the Issuer's common stock outstanding. At the present time:

          (1) Reporting Person 1 beneficially owns an aggregate of 1,626,033 shares of the Issuer's common stock, constituting approximately 17.87% of the Issuer's outstanding shares, including 599,333 shares that Reporting Person 1 has the right to acquire;

          (2) Reporting Person 2 beneficially owns an aggregate of 1,814,433 shares of the Issuer's common stock constituting approximately 19.94% of the Issuer's outstanding shares, including 599,333 shares that Reporting Person 1 has the right to acquire.

     (b) (1) Reporting Person 1 has shared voting and shared dispositive power with respect to 1,626,033 shares of the Issuer's common stock held by Reporting Person 1.

          (2) Reporting Person 2 has sole voting and sole dispositive power with respect to 188,400 shares held by him directly and shared voting and shared dispositive power with respect to the 1,626,033 shares of the Issuer's common stock held by Reporting Person 1.

     (c) The following table sets forth the transactions effected by each of the Reporting Persons during the last sixty days. Each of the transactions set forth below reflects a purchase effected by means of trades on the American Stock Exchange.

                   Sunbelt Nursery Group, Inc. Common Stock
--------------------------------------------------------------------------------
 Reporting Person          Date          Shares Acquired        Price Per Share
 ----------------          ----          ---------------        ---------------

--------------------------------------------------------------------------------
        1                11-11-97             7,000                  $1.06

--------------------------------------------------------------------------------
        1                11-12-97            12,600                  $1.06

--------------------------------------------------------------------------------
        1                11-24-97             1,300                  $1.06

--------------------------------------------------------------------------------
        1                11-25-97             3,000                  $1.06

--------------------------------------------------------------------------------
        1                11-28-97             1,000                  $1.06

--------------------------------------------------------------------------------
        1                12-01-97             1,800                  $1.06

--------------------------------------------------------------------------------

     Effective January 7, 1998, Reporting Person 1 purchased 500,000 shares of Series A Cumulative Convertible Preferred Stock for $1.00 per share. These shares are convertible into shares of common stock of the Issuer at a conversion price to be based on the average sales price (or, if no sale, on the average of the bid and asked prices) for the ten trading days following the date of purchase. For purposes of this filing, the number of shares into which the Preferred Stock may be converted is estimated to be 533,333 (based on the average of the bid and asked prices on January 7, 1998, of $15/16 per share).

     Effective January 7, 1998, Reporting Person 1 loaned $200,000.00 to the Issuer and received Warrants to purchase 66,000 shares of common stock of the Issuer at $1.00 per share as additional consideration for the loan.

     The Common Stock issuable upon exercise of the Warrants and conversion of the Preferred Stock is subject to certain demand and participatory registration rights.

     (e) Reporting Person 3, Todd D. Peterson, is no longer a shareholder, officer or director of Healthy American Products, Inc. He sold all of his stock in this corporation and resigned as an officer and director on December 31, 1997. He therefore ceases to be a Reporting Person on the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The acquisition of the preferred stock of the Issuer of Reporting Person 1 is subject to a Stock Purchase Agreement dated December 30, 1997. Said Agreement is attached hereto as an exhibit to Item 7.

     The Warrants to purchase common stock of the Issuer are subject to a Warrant Agreement dated December 17, 1997. Said Agreement is attached hereto as an exhibit to Item 7.

ITEM 7.  EXHIBITS.

     *Stock Purchase Agreement dated December 30, 1997
     *Warrant to Purchase Shares of Common Stock dated December 17, 1997

     *To be filed by Amendment.

                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998               HEALTHY AMERICAN PRODUCTS, INC.


                                       By: /s/ Rodney P. Burwell
                                           -------------------------------------
                                           Rodney P. Burwell, CEO

                                       By: /s/ Rodney P. Burwell
                                           -------------------------------------
Dated:  January 16, 1998                   Rodney P. Burwell